Exhibit 4.2

FORM OF AMENDMENT NUMBER TWO
TO THE SHARE REMUNERATION PLAN FOR BBVA GROUP MANAGEMENT
AND CERTAIN RISK FUNCTIONS IN THE UNITED STATES

The Share Remuneration Plan for BBVA Group Management and Certain Risk Functions in the United States, effective as of November 15, 2011, and as amended by that certain Amendment Number One dated November 20, 2012 (the “Plan”), is hereby amended as follows:

(1)           The first sentence of Section 5 shall be deleted in its entirety and the following sentence shall be substituted in lieu thereof:

“The total number of ADSs reserved and available for distribution under the Plan shall be 5,739,197.”

(2)           Section 9(k) shall be deleted in its entirety and the following substituted in lieu thereof:

(k) Section 409A of the Internal Revenue Code. The Plan and all Awards granted hereunder are intended to be exempt from Section 409A of the Code (“Section 409A”) under the short term deferral exemption as set forth in Regulation Section 1.409A-1(b)(4). To the extent that an Award under the Plan is determined not exempt from Section 409A, the Plan and such Award shall be administered, interpreted, and construed in a manner consistent with Section 409A and such Award shall be payable only upon a permissible 409A distributable event such as Disability, death, or at a specified time (or pursuant to a fixed schedule) specified under the Award Agreement. The Committee will have the discretion to modify or amend any provision of the Plan, Award under the plan, or any other agreement or arrangement contemplated by the Plan that is found not to comply with, or otherwise be exempt from, the provisions of Section 409A if such modification or amendment is deemed to be necessary to comply with, or to effectuate an exemption from, Section 409A, provided that such modification is not materially prejudicial to the Company, Compass, and the affected Participant.

(3)           All other provisions of the Plan shall remain in full force and effect.